Exhibit 99.1

IESI-BFC LTD. SELECTS JOSEPH D. QUARIN AS ITS PRESIDENT AND CHIEF OPERATING OFFICER,
SUCCEEDING CHARLES F. “MICKEY” FLOOD, CURRENT PRESIDENT OF THE COMPANY;
FLOOD TO BECOME VICE CHAIRMAN

Toronto, Ontario – November 16, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today announced that Joe Quarin has been selected to serve as its President and Chief Operating Officer, effective immediately.  Mr. Quarin will succeed Mickey Flood, current President of the Company.  Mr. Flood will become a Vice Chairman of the Company and IESI Corporation, IESI-BFC Ltd.’s U.S. subsidiary.

Mr. Quarin will immediately assume responsibility for all of the Company’s operations.  This appointment is the result of a comprehensive succession planning process led by the Company’s Board of Directors, and will help ensure a smooth transition of operational responsibilities within the organization.

Mr. Quarin currently serves as the Company’s Executive Vice President and has been with the Company since its inception in 2000.  Prior to this year, Mr. Quarin held the position of Executive Vice President and Canadian Chief Operating Officer, was Chief Financial Officer from February 2002 through September 2005, and Vice President, Finance from July 2000 through February 2002.  Mr. Quarin played a prominent role in the implementation of the Company’s operating process and execution of its corporate development program.  Mr. Quarin has an M.B.A. from the Richard Ivey School of Business and a Bachelor of Commerce Degree from Queen’s University.  Mr. Quarin was recognized in 2004 as one of Canada’s Top 40 Under 40.

“We are delighted that Joe is prepared to assume Mickey’s responsibilities as President, along with the role of Chief Operating Officer,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd.  “Since the Company’s inception, Joe has played an integral role in the development of the business as a member of our executive management team.  The strong vision he possesses for the future of IESI-BFC combined with his focus on operations will help continue to steer our Company toward further successes.”

“Mickey’s enormous dedication to our business helped transform our Company into one of the largest providers of solid waste services in North America, while remaining committed to the local communities we serve,” continued Mr. Carrigan.  “We deeply appreciate the contributions Mickey has made as President of IESI-BFC Ltd. and as President and CEO of IESI Corporation.  With his unparalleled passion for the waste services industry, Mickey has served as a mentor to many in our Company and as an inspiration to us all.  As Vice Chairman of IESI-BFC, Mickey will continue to offer us the benefit of his industry knowledge and experience while assisting the Company on business development and overall transition issues.”

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, Inc., are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information

IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development & Communications
Tel: (416) 401-7750
Email: andrea.rudnick@bficanada.com